For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.450.1711 or

rbodner@peacearch.com

Billy Zane Cast in “The Mad” & Tom Sizemore Cast in “Bottom Feeder”

PEACE ARCH ENTERTAINMENT’S ARCHETYPE FILMS DIVISION

SETS TWO MORE THRILLER FEATURES FOR JULY-AUGUST PRODUCTION

Toronto – August 1, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), a rapidly emerging, vertically integrated feature film, television and home entertainment company, has announced they have cast two feature films, “The Mad” which will star Billy Zane, and “Bottom Feeder” which will star Tom Sizemore, for their Archetype Films division.

Billy Zane (“Vlad“ “Tombstone” “The Phantom“), nominated by the Screen Actors Guild and MTV Movie Awards for his work in “Titanic,” will star in “The Mad” which is scheduled to begin production in Canada in August.  Tom Sizemore (“Black Hawk Down” “Pearl Harbor” “Heat”) Screen Actors Guild Award-nominee for his work in “Saving Private Ryan” and Golden Globe Award-nominee for his role in “Witness Protection,” will star in “Bottom Feeder” which began production in Canada in July.

“The Mad” is a horror-thriller in which a doctor and his teenage daughter are terrorized by flesh eating zombies at a truck-stop. “The Mad” will be directed by John Kalangis (“Love Is Work” “Jack & Jill“) from a script by Kevin Hennelly, and produced by Jonathan Dueck.

“Bottom Feeder” is an action-thriller about a giant, indestructible rat mistakenly created by the military that terrorizes a maintenance worker and his niece. “Bottom Feeder” will be directed by Randy Daudlin, who also wrote the script, and produced by Erin Berry (“Warriors of Terra” “5ive Girls”).

(more)

page two

Archetype Films’ Cast Billy Zane and Tom Sizemore

Recent Archetype Films include “Living Death” starring Kristi Swanson; “Dead Mary” starring Dominique Swain; “U.K.M.: The Ultimate Killing Machine” starring Michael Madsen; “Troubled Waters” starring Jennifer Beals; “5ive Girls” starring Ron Perlman; “Heartstopper” starring Robert Englund; “The Last Sect” starring David Carradine; and “Warriors of Terra” starring Edward Furlong.

Established by Peace Arch Entertainment in 2005, Archetype Films specializes in the science fiction, suspense, horror and action genres.  The most recent package of Archetype Films is being distributed on DVD in the US by Los Angeles-based Genius Entertainment.  Peace Arch is managing foreign sales, with the current package of titles already sold to many territories including Brazil, Canada, France, Germany, Portugal, Spain, Turkey and the UK.

Peace Arch Entertainment president John Flock says, “Our goal with Archetype is to distribute a slate of at least 12 films each year in the science fiction, suspense, horror and action genres – all with compelling stories and notable lead actors.  These films have solid appeal in the domestic and international markets and provide Peace Arch with a dependable return and the possibility of a break-out success, while complementing our expanding line-up of long-form television productions and theatrical feature films.”

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com. For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

#     #     #